FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003,

PERMANENT FINANCING (NO. 2) PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

The trustee report being filed with this amended 6-K was previously filed incorrectly under a different filing entity.

2

Permanent Mortgages Trustees Limited		Quarter	10/06/2003	to	10/09/2003
Monthly Report	July 2003

Date of Report	01/08/2003

Mortgages

Number of Mortgages in Pool	325,621

Current Principal Balance	£17,473,218,240
Opening Trust Assets	£100
Total	£17,473,218,340

Notes Outstanding	£7,730,976,579
Funding Share	£7,695,643,291
Cash Accumulation Balance	£35,333,288	(To repay Permanent 1 Series 1 Class B & C Notes on 10th September 2003)
Funding Share Percentage	44.24472%
Seller Share	£9,777,574,949
Seller Share Percentage	55.75528%

Minimum Seller Share (Amount)	£873,660,912
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis of non repossessed Mortgages
	Number	Principal	Arrears	% by Principal
Less than 1 month	322,336	£17,286,428,213.86	£951,404.34	98.93%
1 - < 2 months	2,572	£149,032,657.66	£970,139.71	0.85%
2 - < 3 months	409	£22,681,307.53	£288,770.65	0.13%
3 - < 6 months	263	£13,237,701.18	£300,631.25	0.08%
6 - < 12 months	39	£1,737,484.86	£77,113.39	0.01%
12 months +	2	£100,875.05	£7,345.62	0.00%
Total	325,621	£17,473,218,240.14	£2,595,404.96	100.00%

Properties in Possession	Number	Balance	Amount in Arrears
Total	1	£20,783.91	£1,172.64

Properties in Possession (this month)

Number Brought Forward	1
Repossessed	0
Sold	0
Number Carried Forward	1

Average Time from Possesion to Sale in days	0
Average Arrears at Sale	0

MIG Claims submitted	0
MIG Claims Outstanding	0

Average Time from Claim to Payment in days	0

Note : The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal
Substituted this period (this month)	0	£—
Substituted to date (since 14/06/2002)*	58,696	£3,369,455,535.19

* On 6th March 2003, Permanent 2 closed. The Permanent Trust was topped-up by 186,140 accounts (to value: £19,030,551,059.95).  These are not included above.

CPR Analysis	Monthly	Annualised
(includes redemptions and repurchases)
Current 1 Month CPR Rate	3.80%	37.17%
Previous 3 Month CPR Rate	3.72%	36.59%
Previous 12 Month CPR Rate	4.02%	38.89%

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	41.27
Average Loan Size	£53,661.21
Weighted Average Current HPI LTV (by value)	44.24%
Weighted Average Current LTV (by value)	67.80%

Yield Net of Funding Swap over 3 Month Sterling LIBOR
Current Month	0.859%

Excess Spread
Current Month	0.610%
May 2003	0.498%
April 2003	0.483%

Product Breakdown
Fixed Rate%	26.42%
Tracker Rate%	38.21%
Other Variable Rate%	35.37%

LTV Levels Breakdown *	Number	Value	% of Total
0 - 30%	45,275	£1,010,675,912.32	5.78%
30 - 35%	11,822	£461,003,780.78	2.64%
35 - 40%	13,271	£586,856,916.09	3.36%
40 - 45%	14,553	£694,592,727.38	3.98%
45 - 50%	16,056	£841,130,238.91	4.81%
50 - 55%	17,415	£978,570,303.68	5.60%
55 - 60%	18,855	£1,142,219,412.82	6.54%
60 - 65%	19,264	£1,215,800,053.30	6.96%
65 - 70%	21,598	£1,424,181,875.00	8.15%
70 - 75%	24,293	£1,700,746,193.77	9.73%
75 - 80%	20,714	£1,323,344,976.13	7.57%
80 - 85%	27,285	£1,717,028,231.31	9.83%
85 - 90%	31,689	£1,996,390,023.99	11.43%
90 - 95%	27,628	£1,536,925,787.55	8.80%
95 - 100%	15,649	£832,033,186.68	4.76%
100% +	254	£11,718,620.43	0.07%
Totals	325,621	£17,473,218,240.14	100.00%

HPI LTV Levels Breakdown **	Number	Value	% of Total
0 - 30%	97,919	£3,291,188,583.32	18.84%
30 - 35%	27,340	£1,476,118,221.45	8.45%
35 - 40%	31,562	£1,834,726,345.85	10.50%
40 - 45%	35,068	£2,136,272,880.46	12.23%
45 - 50%	35,069	£2,132,002,544.18	12.20%
50 - 55%	34,185	£2,089,243,716.48	11.96%
55 - 60%	30,501	£1,912,723,728.75	10.95%
60 - 65%	17,835	£1,224,374,968.58	7.01%
65 - 70%	9,407	£751,100,864.38	4.30%
70 - 75%	3,667	£338,850,828.05	1.94%
75 - 80%	1,592	£146,419,874.06	0.84%
80 - 85%	781	£71,821,129.06	0.41%
85 - 90%	489	£48,662,535.94	0.28%
90 - 95%	153	£15,279,662.27	0.09%
95 - 100%	51	£4,330,415.75	0.02%
100% +	2	£101,941.56	0.00%
Totals	325,621	£17,473,218,240.14	100.00%

** Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	5.65%
Effective Date of Change	01/03/2003
Current HVR2 Rate	4.90%
Effective Date of Change	01/03/2003

Notes	Deal	Rating (Moody's/S&P/Fitch)	Outstanding	Reference Rate	Margin

Series 1 Class A	Permanent Financing No.1	P-1 / A-1+ / F1+	$—	N/A	N/A
Series 1 Class A	Permanent Financing No.2	P-1 / A-1+ / F1+	$1,000,000,000.00	1.11000%	-0.040%
Series 1 Class B	Permanent Financing No.1	Aa3 / AA / AA	$26,000,000.00	1.20688%	0.270%
Series 1 Class B	Permanent Financing No.2	Aa3 / AA / AA	$34,000,000.00	1.20688%	0.230%
Series 1 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$26,000,000.00	1.20688%	1.050%
Series 1 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	$34,000,000.00	1.20688%	1.250%
Series 2 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	1.20688%	0.150%
Series 2 Class B	Permanent Financing No.1	Aa3 / AA / AA	$26,000,000.00	1.20688%	0.280%
Series 2 Class B	Permanent Financing No.2	Aa3 / AA / AA	$61,000,000.00	1.20688%	0.330%
Series 2 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$26,000,000.00	1.20688%	1.180%
Series 2 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	$61,000,000.00	1.20688%	1.450%
Series 3 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$1,100,000,000.00	1.20688%	0.125%
Series 3 Class A	Permanent Financing No.2	Aaa / AAA / AAA	€1,250,000,000.00	2.14700%	0.230%
Series 3 Class B	Permanent Financing No.1	Aa3 / AA / AA	$38,500,000.00	1.20688%	0.300%
Series 3 Class B	Permanent Financing No.2	Aa3 / AA / AA	€43,500,000.00	2.14700%	0.430%
Series 3 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$38,500,000.00	1.20688%	1.200%
Series 3 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€43,500,000.00	2.14700%	1.450%
Series 4 Class A1	Permanent Financing No.1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	1.20688%	0.220%
Series 4 Class A2	Permanent Financing No.1	Aaa / AAA / AAA	£1,000,000,000.00	3.66688%	0.180%
Series 4 Class B	Permanent Financing No.1	Aa3 / AA / AA	£52,000,000.00	3.66688%	0.300%
Series 4 Class B	Permanent Financing No.2	Aa3 / AA / AA	€56,500,000.00	2.14700%	0.450%
Series 4 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	£52,000,000.00	3.66688%	1.200%
Series 4 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	£56,500,000.00	2.14700%	1.450%
Series 5 Class A	Permanent Financing No.2	Aaa / AAA / AAA	£750,000,000.00	3.66688%	0.250%
Series 5 Class B	Permanent Financing No.2	Aa3 / AA / AA	£26,000,000.00	3.66688%	0.450%
Series 5 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	£26,000,000.00	3.66688%	1.450%

Funding level Reserve Fund requirement	£161,000,000.00
Balance brought forward	£131,841,617.29
Drawings this period	£—
Top-up this period*	£—
Current Balance	£131,841,617.29

Liquidity Facility Original Amount	£107,500,000.00
Balance brought forward	£107,500,000.00
Drawings this period	£—
Liquidity Repaid this period	£—
Closing balance for period	£107,500,000.00

*Top-ups, only occur at the end of each quarter.

Trigger Events:

Non-asset trigger events:

If the Seller suffers an Insolvency Event.

If the role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

If the current Seller's Share at any time is equal to or less than the Minimum Seller Share.

If the outstanding principal balance of the trust property is less than £15.75bn to December 2007.

Asset trigger events:

If there has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Funding Share	Seller Share	Funding	Seller
May 2003	£17,655,165,473.48	£7,695,643,291.44	£9,959,522,182.04	43.58862%	56.41138%
June 2003	£17,010,252,289.98	£7,695,643,291.44	£9,314,608,998.54	45.24121%	54.75879%
July 2003	£18,164,556,097.76	£7,695,643,291.44	£10,468,912,806.32	42.36626%	57.63374%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total
May 2003	£450,957,591.99	£203,405,227.90	£654,362,819.89
June 2003	£426,098,426.92	£197,798,604.19	£623,897,031.11
July 2003	£484,401,289.26	£205,716,870.32	£690,118,159.58
	£1,361,457,308.17	£606,920,702.41	£1,968,378,010.58

Principal Distribution

Month	Funding	Seller
May 2003	£—	£654,362,819.89
June 2003	£—	£623,897,031.11
July 2003	£—	£690,118,159.58
	£—	£1,968,378,010.58

Revenue Ledger

Month	Revenue Received	GIC Interest	Authorised Investment Income	Sub Total
May 2003	£74,423,504.08	£1,572,938.82	£—	£75,996,442.90
June 2003	£74,521,033.17	£1,468,851.74	£—	£75,989,884.91
July 2003	£74,948,485.26	£1,488,368.92	£—	£76,436,854.18
	£223,893,022.51	£4,530,159.48	£—	£228,423,181.99

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue
May 2003	£196.23	£806,280.09	£75,189,966.58
June 2003	£135.26	£757,842.48	£75,231,907.17
July 2003	£—	£783,103.90	£75,653,750.28
	£331.49	£2,347,226.47	£226,075,624.03

Revenue Distribution

Month	Funding	Seller
May 2003	£32,855,940.68	£42,334,025.90
June 2003	£34,119,675.56	£41,112,231.61
July 2003	£32,141,579.68	£43,512,170.60
	£99,117,195.93	£126,958,428.10

Losses Ledger

Month	Losses
Balance b/fwd	£—

May 2003	£—
June 2003	£—
July 2003	£—

Closing Balance	£—

Losses Distribution

Month	Funding	Seller	Reconciliation
May 2003	£—	£—	£—
June 2003	£—	£—	£—
July 2003	£—	£—	£—
	£—	£—	£—

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR
May 2003	3.71%	3.64%	3.92%
June 2003	3.67%	3.82%	4.10%
July 2003	3.80%	3.72%	4.02%

Regional Analysis

Halifax Mapped Region	Number	Value	% of Total
London & South East	66,617	£5,132,334,945.15	29.37%
Midlands & East Anglia	78,261	£4,183,747,230.61	23.94%
North	69,114	£2,731,055,688.74	15.63%
North West	57,619	£2,518,651,873.39	14.41%
South Wales & West	52,366	£2,802,258,693.21	16.04%
Unknown	1,644	£105,169,809.03	0.60%
Totals	325,621	£17,473,218,240.14	100.00%

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 2) PLC
(Registrant)

Date 6th August 2003	/s/ David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 6th August 2003	/s/ David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 6th August 2003	/s/ David Balai

By: David Balai
Title: Director